NeurMedix INC.

REGULATION A+ OFFERING

OCTOBER 2017

Forward-Looking Statement Disclaimer:

This video may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "belief," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Before investing, one should carefully read the offering circular contained in the Company's offering statement, which may be found at www.neurmedixipo.com.

The information in these materials has been prepared by NeurMedix, Inc., (the "Company") solely for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase securities. Any such offer will be made solely by means of the offering circular qualified by the U.S. Securities and Exchange Commission ("SEC"). The information contained herein may not be used in connection with an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not qualified or to any person to whom it is unlawful to make such offer or solicitation. Neither the SEC nor any other regulatory body has approved or disapproved or passed upon the accuracy or adequacy of this presentation.

An offering circular regarding this offering has been filed with the SEC. The SEC has qualified that offering circular, which only means that the Company may make sales of the securities described in the offering circular. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering circular. You may obtain a copy of the offering circular at www.neurmedixipo.com. You should read the offering circular before making any investment.

LEGAL DISCLAIMER

This document is the sole property of NeurMedix, Inc., a Delaware corporation. It is private and confidential. All information contained in this document is addressed only to the recipient. If you are not the original intended recipient of this document, please return this document to NeurMedix, Inc..The distribution or copy of this document or the information contained therein, in part or in full, is strictly prohibited. This communication has a communicative purpose and should not be considered an official statement of NeurMedix, Inc.. All information contained herein is subject to change without notice.

LIMITATION OF LIABILITY

This document has been prepared by Venture Capital Media Partners to demonstrate NeurMedix, Inc.'s business plan for the purposes of raising capital and distribution.

This presentation is being issued to an exclusive selection of entities and investors. By accepting this presentation, the recipient agrees to the following: (i) neither they nor their agents, representatives, counselors or employees will copy, reproduce or distribute the presentation to any third party, in whole or in part, at any time, without the prior written consent of NeurMedix, Inc., (ii) they will maintain permanent confidentiality of all information contained in the presentation, ensuring that it is not in the public domain, and (iii) they will use this presentation exclusively for the purposes of evaluating the progress of NeurMedix, Inc.'s business plan.

This presentation includes forecasts of the development of NeurMedix, Inc. This encompasses financials as well as the criteria and hypothesis on which they are based upon, along with any details that could affect the execution and implementation of said presentation. This document is the responsibility of NeurMedix, Inc..

Given the uncertain nature of proposals based upon hypothesized expectations, and leveraging the unpredictable marketplace, NeurMedix, Inc. could produce significant differences between projected results and the actual outcome and is not responsible for any such differences.

The contents of this document are confidential and should be used exclusively for the purposes described above.

INDEX

INVESTMENT SUMMARY

NeurMedix, Inc., is a clinical-stage biopharmaceutical company that engages in development therapeutic products for the treatment of neurological diseases. NeurMedix's most developed product candidate has demonstrated activity in a wide variety of pre-clinical inflammatory disease models, and the Company has completed three Phase I, two Phase I/II, and one Phase II clinical studies, and is positioned to file Phase II INDs for clinical trials for the treatment of patients with severe Parkinson's disease, migraine, post-operative cognitive dysfunction ("POCD"), and inclusion-body myositis ("IBM").

The Company believes that this particular product candidate has applications to treat various diseases. Further studies are contemplated for amyotrophic lateral sclerosis (also known as "ALS" or "Lou Gehrig's Disease"), Huntington's disease, Alzheimer's disease, and encephalitis. The Company's seeks to develop first-in-class therapeutic products for neurological diseases, with a strategic focus on disorders with significant unmet medical needs. The Company believes that a focus on disorders with significant unmet medical needs may provide opportunity to expedite Food and Drug Administration ("FDA") approvals and commercialization, minimize capital requirements and optimize shareholder value."

INVESTMENT SUMMARY

CONT

The Company believes that this particular product candidate has applications to treat various diseases. Further studies are contemplated for amyotrophic lateral sclerosis (also known as "ALS" or "Lou Gehrig's Disease"), Huntington's disease, Alzheimer's disease, and encephalitis. The Company's seeks to develop first-in-class therapeutic products for neurological diseases, with a strategic focus on disorders with significant unmet medical needs. The Company believes that a focus on disorders with significant unmet medical needs may provide opportunity to expedite Food and Drug Administration ("FDA") approvals and commercialization, minimize capital requirements and optimize shareholder value."

OFFERING SUMMARY

ISSUER	*NEURMEDIX, INC.*
SHARES OFFERED	*A maximum of 8,333,333 shares of our Common Stock (the "**Maximum Offering**"), at an offering price of $6.00 per share (the "**Shares**").*
PRICE PER SHARE	*$6.00*
MAXIMUM OFFERING	*8,333,333 shares of our Common Stock (the " **Maximum Offering**"), at an offering price of $6.00 per share for total gross proceeds of $49,999,998*
TICKER	*TBD*
NUMBER OF SHARES OF COMMON STOCK OUTSTANDING BEFORE THE OFFERING	*43,334,000 shares of Common Stock*
NUMBER OF SHARES OF COMMON STOCK TO BE OUTSTANDING AFTER THE OFFERING	*51,667,333 shares of Common Stock if the Maximum Offering is sold*
USE OF PROCEEDS	*Our net proceeds (after estimated average selling commissions and estimated Offering expenses) will be used for development and clinical trials of our product, working capital and general corporate purposes.*
BROKER DEALER	*Westpark Capital, Inc.*
TARGET COMPLETION DATE	*TBD*

MARKET CLIMATE & COMPETITIVE ANALYSIS

NeurMedix INC.



MARKETPLACE COMPARABLES

There are five companies that can help support the valuation of NeurMedix, Inc. Adamas Pharmaceuticals, Inc.; Auspex, Inc.; Axovant Sciences, Ltd; NeuroDerm, Ltd. and Sarepta Therapeutics, Inc. were analyzed for their leading drug candidates efficacy, safety, disease indications, mechanisms of actions, stages of development, pipelines, IP estate, and market valuations. Please see chart below.

Adamas Pharmaceuticals, Inc.; Auspex, Inc.; Axovant Sciences, Ltd; NeuroDerm, Ltd. and Sarepta Therapeutics, Inc. were analyzed for their leading drug candidates efficacy, safety, disease indications, mechanisms of actions, stages of development, pipelines, IP estate, and market valuations, there were five companies to frame the valuation of NeurMedix, Inc.

COMPANY	TICKER	STOCK PRICE*	MARKET CAP
Adamas Pharmaceuticals, Inc.	ADMS	20.54	462.44M
Auspex Pharmaceuticals, Inc.**	ASPX	100.96	3.21B
Axovant Sciences Ltd.	AXON	19.52	2.10B
NeuroDerm Ltd.	NDRM	38.85	1.02B
Sarepta Therapeutics, Inc.	SRPT	46.19	2.97B

Source: Google Finance; 9/14/2017

***Teva purchased Auspex, Inc. in 2015 for $3.5 billion after their lead drug showed efficacy in a single 90 patient Huntington's Disease study. Teva has filed an NDA under the FDA's Orphan Drug and "breakthrough" designations.*

COMPARABLE: ADAMAS PHARMACEUTICALS, INC.

(NASDAQ: NDRM)

DESCRIPTION

Adamas Pharmaceuticals, Inc., a pharmaceutical company, focuses on the development and commercialization of therapeutics targeting chronic disorders of the central nervous systems. The company's lead product candidate is the ADS-5102 that is in Phase 3 clinical development for the treatment of levodopa-induced dyskinesia, a movement disorder associated with Parkinson's disease; and in a Phase 2 clinical study for the treatment of symptoms associated with various sclerosis, including walking impairment. The company's portfolio also comprises of Namzaric (memantine hydrochloride extended-release and donepezil hydrochloride) capsules; and Namenda XR (memantine hydrochloride) extended release capsules. It has a licensing agreement with Forest Laboratories Holdings Limited for marketing Namzaric and Namenda XR. Adamas Pharmaceuticals, Inc. also engages in evaluating ADS-4101, an extended-release version of a single-agent compound for the treatment of epilepsy.

COMPETITIVE ANALYSIS

Adamas' drug is delayed release Amantadine. Amantadine is used off-label to treat LID. The delayed release was incorporated to have the only FDA approved drug in the space. NeurMedix's NE3107 not only outperformed Amantadine, but outperformed L-Dopa and Amantadine combined, and also exhibited disease non-progression. Amantadine is not a disease modifying drug, and has modest impact on a fraction of its patient population. Adamas' drug does not have broader application, let alone "breakthrough" designations. On the release of their data, the company's stock traded as high as a $700 million market valuation in December 2015. The company just received FDA approval, but the company is now valued at $500 million. There are other Amantadine like products seeking commercialization. Recall that ERK's hyper activation is a necessary condition for LID.

ADAMAS ™

COMPARABLE: AUSPEX PHARMACEUTICALS, INC.*

(NASDAQ: ASPX)

DESCRIPTION

Auspex Pharmaceuticals, Inc., a biopharmaceutical company, focuses on developing and commercializing novel medicines for the treatment of orphan diseases. The company's product candidates are used to address medical needs primarily in hyperkinetic movement disorders, such as chorea associated with Huntington's disease, tardive dyskinesia, and Tourette syndrome, as well as other orphan indications. Its lead product candidate includes Austedo (SD-809), a final stage development product for the treatment of chorea associated with Huntington's disease. The company's other product candidates comprise SD-560, a deuterium-containing form of pirfenidone; and SD-254, deuterium-containing form of venlafaxine, which has completed two Phase 1 clinical trial. Auspex Pharmaceuticals, Inc. was founded in 2001 and is headquartered in San Diego, California.

COMPETITIVE ANALYSIS

Auspex is an interesting comparisons in that it has a "breakthrough" designation in Huntington's Disease. As a result, efficacy in it's single relatively small study, without a medical alternative for these patients, registers a very high valuation.

Given its "breakthrough" designation and no medical alternative, this value was created with minimal capital investment. NeurMedix is doing studies in two "breakthrough" areas, POCD and IBM (see page #11). Given the success of NE3107 in all other studies, one would expect a positive outcome in at least one of the studies.

*Teva (NYSE:TEVA) purchased Auspex Pharmaceuticals, Inc. in 2015

AUSPEX PHARMACEUTICALS

COMPARABLE: AXOVANT SCIENCES LTD.

(NASDAQ: AXON)

DESCRIPTION

Axovant Sciences Ltd., a clinical-stage biopharmaceutical company, engages in acquiring, developing, and commercializing novel therapeutics for the treatment of dementia in the United States and Europe. Its lead product candidate, intepirdine, is a selective 5-HT6 receptor antagonist, which is in Phase III clinical trial for the treatment of Alzheimer's disease and in Phase II clinical trial for treating dementia with Lewy bodies (DLB). The company is also developing nelotanserin, a selective 5-HT2A receptor inverse agonist, which is in Phase II clinical trial for the treatment of visual hallucinations in patients with Lewy body dementia and REM behavior disorder in patients with DLB. In addition, it focuses on developing a pipeline of product candidates to address the cognitive, behavioral, and functional aspects of dementia.

COMPETITIVE ANALYSIS

Axovant Sciences, LTD. went public in June 2105 at a $1.2 billion pre-money valuation. Today it trades at a $2.3 billion valuation without any additional data. The company's RV-101 is not a disease modifying drug but hopes to treat the side effects associated with Alzhemer's Disease, mainly cognition. The molecule failed its primary endpoint in a Glaxo Phase II study and Glaxo sold the compound to a hedge fund manager's vehicle for $5 million in 2014. There was a cohort patient population within the study that showed activity, and the FDA allowed Axovant to do a Phase III study given the dearth of treatments for this patient population.

In looking at NeurMedix compared to Axovant, it's important to note that Axovant's drug treats a symptom of Alzheimer's and is not a disease modifying drug line NeurMedix's NE3107 appears to be. Moreover, NeurMedix has a broader application pipeline of neuro-degenerative and neurological disease indications, including "breakthrough" opportunities.

AXOVANT
NEUROLOGY SOLUTIONS™

COMPARABLE: NEURODERM LTD.

(NASDAQ: AXON)

DESCRIPTION

NeuroDerm Ltd., a clinical-stage pharmaceutical company, engages in developing products for the treatment of central nervous system (CNS) disorders. The company's product candidates, which have completed Phase IIa clinical trial, include ND0612H for the treatment of patients with severe Parkinson's disease; and ND0612L for the treatment of patients with moderate stage of Parkinson's disease. It is also developing ND0801, which is in Phase IIa clinical trial for the treatment of cognition disorders associated with CNS diseases, such as ADD/ADHD, Alzheimer's disease, and schizophrenia; and ND0701, an apomorphine-based product candidate for the treatment of moderate to severe Parkinson's disease.

COMPETITIVE ANALYSIS

NeuroDerm has a drug in Phase 2 for Parkinson's Disease and CNS cognition disorders. Their drug is not disease modifying and doesn't have orphan drug status or a breakthrough designation. Despite this, the company has a $1.02 bn market valuation. The company has 3-4 years of studies to be able to seek FDA approval and will require a significant amount of capital over that timeframe. These are very difficult endpoints and not disease modifying and does not appear to have application beyond PD.

NeuroDerm

COMPARABLE: SAREPTA THERAPEUTICS, INC.

(NASDAQ: SRPT)

DESCRIPTION

Sarepta Therapeutics, Inc., a biopharmaceutical company, focuses on the discovery and development of RNA-based therapeutics for the treatment of rare, infectious, and other diseases. The company's lead product candidate is Eteplirsen, an antisense phosphorodiamidate morpholino oligomer therapeutic, which is in Phase III clinical development for the treatment of individuals with Duchenne muscular dystrophy (DMD), a genetic muscle-wasting disease caused by the absence of dystrophin. It is also developing exon-skipping drugs for the treatment of DMD; and therapeutic candidates for the treatment of infectious diseases, such as influenza, Marburg, and Ebola. The company has a strategic alliance with Charley's Fund, Inc. to support the development of product candidates using its proprietary exon-skipping technologies; and a license agreement with the University of Western Australia for the use of antisense sequences in the treatment of DMD. Sarepta Therapeutics, Inc. was founded in 1980 and is headquartered in Cambridge, Massachusetts.

COMPETITIVE ANALYSIS

Sarepta is an interesting comparisons in that it has a "breakthrough" designation in Duchennes Muscular Dystrophy. As a result, efficacy in it's single relatively small study, without a medical alternative for these patients, registers a very high valuation.

What is particularly interesting is that the Sarepta drug actually didn't show statistical significance in the 20 patient study, however there is speculation that the FDA will approve the drug despite the FDA's Advisory Board recommending that the FDA reject their application. Sarepta's stock has traded between an $834 million – $1.4 billion market cap on speculation of the FDA overriding the Advisory Board because it did help a few of the 20 patients. This points out the value having a "breakthrough" designation and value of having a treatment when no alternative is available for patients.

SAREPTA THERAPEUTICS

OTHER NOTEABLE COMPARABLES

KITE PHARMA

Their treatment is a CAR-T oncological immunotherapy. The company went public in June of 2014 at a $750 mill pre-money valuation on a single Phase I/II safety study. The therapy was highly controversial in 2014 but showed promise in hematological cancers. Off a successful Phase II study, Gilead is now buying Kite off of that study for $12 billion; a 16X return over 3 years. Mind you they don't have FDA approval, one Phase II study, many CAR-T competitors, and an addressable market a fraction of NE3107's. Kite 's drug won't even be first to market.

LABRY'S BIOLOGICS

LBR-101, an antibody that binds to CGRP, a well-known target in the migraine space, was bought in May of 2014 by Teva following a Phase 1b study for $825 million. It's an acute injection treatment but not prophylactic (prevention). The migraine M&A market is currently hyper-active. NeurMedix is doing a Phase II migraine study with NE3107 as a orally administered prophylactic. The successful outcome of which would be unprecedented and a multi- billion value creator. Incidentally, Teva believes their drug will be a $3 billion a year drug as an acute treatment with limitations.

BIOGEN

In 2016, Biogen gained $30 billion in market cap off of Phase I/II preliminary data with their Amyloid plaque monoclonal antibody (in theory it can be disease modifying, but not known at this time). When the final data was reported showed less efficacy than implied as well as high levels of toxicity and a less-than-safe safety profile, it promptly lost $30 billion in market cap. This highlights the value of a potential disease modifying drug, the valuations associated with the AD and neurodegenerative space, and the importance and value of a safe, non-toxic neurological molecule.

LEADERSHIP

NeurMedix INC.

EXECUTIVE OFFICERS

TERREN PEIZER

CHIEF EXECUTIVE OFFICER, TREASURER & SECRETARY

- Founder, Chairman, and CEO of NeurMedix, Inc.
- Founder, Chairman, and CEO of CataSys, Inc., a leading mental and behavioral health management services company.
- Founder, Chairman and CEO of Crede Capital Group, a leading investor in emerging small growth companies having invested in excess of $1.2 billion.
- Founder, Chairman and CEO of Acuitas Group Holdings, LLC a personal holding company that owns the portfolio companies NeurMedix, Inc., CataSys, Inc., and Crede Capital Group.
- Mr. Peizer was also Chairman and largest beneficial owner of Cray, Inc , an industry leading supercomputer company.
- Held senior executive positions with investment banking firms Goldman Sachs , First Boston, and Drexel Burnham Lambert.
- Bachelor of Science in Economics from The Wharton School.

CLARENCE AHLEM

CHIEF OPERATING OFFICER

- 30 years experience in research and drug development
- 15+ years in NE3107 platform development
- 45 Peer-reviewed scientific publications & patents

Prior Professional Experience

- Harbor Therapeutics
- SyStemix/Novartis
- Hybritech

EXECUTIVE OFFICERS

CHRIS READING, PHD

CHIEF SCIENTIFIC OFFICER

- 35 years experience in research and drug development
- 15+ years in NE3107 platform development
- 130 Peer-reviewed scientific publications & patents

Prior Professional Experience

- Harbor Therapeutics
- SyStemix/Novartis
- MD Anderson Cancer Center

ROBERT J. HARIRI, MD, PHD

DIRECTOR & CHAIRMAN OF THE EXECUTIVE COMMITTEE

- 150 issued and pending patents
- Authored over 100 published chapters, articles and abstracts
- Thomas Alva Edison Award recipient in 2007 and 2011
- Fred J. Epstein Lifetime Achievement Award recipient
- Adjunct Associate Professor of Pathology at the Mount Sinai School of Medicine
- Appointed to the New Jersey Commission on Cancer Research by Governor Chris Christie

Prior Professional Experience

- Co-Founder, Vice-Chairman, Human Longevity Inc.
- Founder, Chairman and Chief Executive Officer, Celularity
- Former Chairman, Founder, and Chief Executive Officer, Cellular Therapeutics

DIRECTORS

RICHARD J. BERMAN

DIRECTOR

Mr. Berman was Chairman of National Investment Managers, a company with $12 billion pension administration assets, from 2006-2011. He is a director of four public healthcare companies: Advaxis, Inc., Caladrius Biosciences, Inc. MetaStat Inc (Chairman) and Cryoport Inc. Previously, Mr. Berman was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world in the 1980's by merging Prestolite, General Battery and Exide and advised on over $4 billion of M&A transactions (completed over 300 deals). He is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has US and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

STEVE GORLIN

DIRECTOR

Mr. Gorlin has founded several biotechnology and pharmaceutical companies. He has served for many years on the Business Advisory Council to the Johns Hopkins School of Medicine and on The Johns Hopkins BioMedical Engineering Advisory Board and as well as on the Board of the Andrews Institute. He is presently a member of the Research Institute Advisory Committee (RIAC) of Massachusetts General Hospital. Mr. Gorlin founded a number of non-medical related companies, including Perma-Fix, Inc., Pretty Good Privacy, Inc., Judicial Correction Services, Inc., and NTC China. He started The Touch Foundation, a nonprofit organization for the blind and was a principal financial contributor to the founding of Camp Kudzu for diabetic children. He presently serves as Vice Chairman of NantKwest, Inc., CEO of ViCapsys, Aperisys and serves on the Boards of Medovex, Inc., Catasys, Inc. and NTC China, Inc.

RICHARD A. BERMAN

DIRECTOR

Richard A. Berman currently serves as Chairman of Emblem Health's Quality of Care Committee and a member of its Audit Committee. Previously, he was a management consultant for McKinsey & Company, Executive Vice President of NYU Medical Center and Professor of Health Care Management at the NYU School of Medicine. He has also held various roles at Korn Ferry International, Howe-Lewis International, the New York Office of Health Systems Management, US Department of Health Education, and Welfare, and as the President of Manhattanville College.

GROWTH & TARGETING STRATEGY FOR FUNDS

NeurMedix INC.



INTELLECTUAL PROPERTY

- Strong patent protection until 2034
  - Compound and formulations patents issued in US, Europe, and Canada; expiration September 2020
  - Medical treatment patents (Parkinson's disease, inflammation) issued in US, Europe, Japan, Canada, Australia; expiration April 2027
  - Solid state form patents issued or allowed in US, Europe, Canada, Australia, South Korea and patent pending in Japan; expiration April 2029 (US expiration April 2030; maximum term extension until April 2034)
  - Large-scale synthesis patents issued or allowed in US, Europe, Japan, Canada and patents pending in Israel and India; expiration June 2029
- Out-licensing opportunity for a cancer indication (US based IP) with other compounds in sterol platform
- COM IP in the portfolio for a Phase 3 oncology asset held by a multinational pharmaceutical company (US based IP)

DEVELOPMENT PIPELINE


PRECLINICAL
PHASE 1
PHASE 2
NE3107
ALZHEIMER'S DISEASE
PARKINSON'S DISEASE
MIGRAIN
E POST OP COGNITIVE
DYSFUNCTION
ALS*#
NE3789
HUNTINGTON'S DISEASE*#
NE3413
NEUROINFLAMMATORY DISEASE
ENCEPHALITIS*

* Phase 2 ready after preclinical activity confirmation

\# Orphan Indication with a favorable regulatory and commercialization path

N1307: TREATMENT OF PARKINSON'S DISEASE

RATIONALE

1. Immunomodulatory mechanisms that are attenuated by NE3107 drive pathophysiology in Parkinson's Disease
2. Neuro-inflammatory reactions are driven by microglia
3. Neurons and astrocytes responding to glutamate, purine receptor, TLR, and RAGE ligands released from stressed, dead and dying cells
4. Promotes alpha-synuclein aggregation
5. Inflammatory stimuli promote neuron death and dysfunction through excitotoxic mechanisms

SOURCE:

2.https://jneuroinflammation.biomedcentral.com/articles/10.1186/1742-2094- 1-14
3.https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3181926/
5. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2873093/

MARKET AND OPPORTUNITY

1. Unmet medical need for safe, efficacious interventions to:
   a. improve motor symptomatic therapies with lower dyskinesia induction liability
   b. Prevent development of dyskinesias
   c. slow disease progression
   d. treat cognitive impairment
2. There are approximately 1 million people with Parkinson's in the U.S. and this does not include those that are undiagnosed.
3. Multi-billion dollar market opportunity

SOURCE:

1. http://www.touchneurology.com/articles/progression-parkinson- s-disease- and-unmet- needs-mid-late-stage- patients
2. http://www.parkinsonassociation.org/facts-about- parkinsons-disease/

N1307: TREATMENT OF MIGRAINE PROPHYLAXIS

RATIONALE

1 Migraine is a neuroinflammatory condition

2 Migraine pathophysiology is mediated, in part, by the neuro-active peptide, calcitoningene related peptide (CGRP)

3 CGRP exerts its activity through inflammatory signaling mechanisms that can be diminished by NE3107's activity against ERK hyperactivation (p-ERK)

SOURCE:

1. http://www.neurology.org/content/64/10_suppl_2/S9.short
2. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3134175/
3. https://www.ncbi.nlm.nih.gov/pubmed/12749828

MARKET AND OPPORTUNITY

1 Migraine headache is experienced by 17% of women and 6% of men

2 Migraine prevention is the ultimate migraine therapy

3 Large and small pharma are pursing prevention strategies bases on anti-CGRP antibodies, which are high cost, must be injected and achieve about 50% reduction in 50% of the population, leaving a large opportunity for an oral, moderately priced therapy with a safe and unique mechanism of action.

4 Additional opportunity for NE3107 development for acute migraine treatment

5 Potentially synergistic to existing therapies, improved safety profile

6 The Migraine Drug Market will increase to $5.8 Billion in 2021 in the U.S., France, Germany, Italy, Spain, the U.K., and Japan.

a Teva/Labrys buyout for $825M on Phase 1b data in 2014

SOURCE:

1. http://www.migrainebuddy.com/understanding-migraines- the-gender- divide/
3. http://www.sciencemag.org/news/2016/01/feature-will- antibodies-finally- put-end- migraines
6. http://www.fiercebiotech.com/biotech/migraine-drug- market-will- increase-from- 3-3- billion-2011- to-5-8- billion-2021- united-states
   a. http://www.fiercebiotech.com/financials/teva-buys- into-a- blockbuster-migraine- drug-rivalry- 825m-labrys-buyout

N1307: TREATMENT OF POCD

RATIONALE

1. Post Operative Cognitive Dysfunction (POCD) is a syndrome of durable cognitive impairment commonly observed in the elderly following major surgery
2. POCD is defined by a drop in cognitive performance on a set of neuropsychological tests from before to after surgery
3. POCD is associated with post operative mortality and rapid AD progression
4. Accumulating research indicates POCD is driven by neuroinflammation
5. Major surgery greatly increases systemic and neuroinflammation
6. Few anti-inflammatory agents have an appropriate side effect profile for application to POCD, where immunosuppression, drug-drug interactions and potential for anticoagulant activity are critical considerations

SOURCE:

1. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3959222/
2. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3959222/
3. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3959222/
4. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3959222/
5. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3959222/
6. https://www.ncbi.nlm.nih.gov/pubmed/19225398

MARKET AND OPPORTUNITY

1. POCD is a major unmet medical need; 16+ million people under 60 YO undergo major surgery each year in the U.S., and up to 40% may be susceptible to POCD
2. There are no approved medications, and existing drugs do not provide significant protection or lack broad applicability, therefore medication to treat POCD may be eligible for accelerated approval
3. A POCD treatment would be initiated prior to surgery and is envisioned to be continued for at least several months, possibly years
4. NE3107's activity and safety profile is well suited to perioperative and chronic use in a geriatric population
   a. Anti-inflammatory activity against peripheral and central inflammation; very low potential for toxicity; not immunosuppressive; no intrinsic neuropharmacological activity; very low potential for drug-drug interactions; no effect on coagulation

SOURCE:

1. http://www.anesthesiaweb.org/dementia.php
2. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4206478/

N1307: TREATMENT OF IBM

RATIONALE

1. Inclusion-Body Myositis (IBM) is an inflammatory myopathy with increased activation of inflammatory pathways and inflammatory cell infiltration
2. This inflammation contributes to muscle degeneration
3. In other models of inflammatory diseases, NE3107 has demonstrated immunomodulatory activity against all inflammatory aspects of IBM
4. NE3107 addresses the fundamental inflammatory basis of IBM in contrast to failed non-disease modifying anti-myostatin based approaches (Novartis, Amgen, Shire)
5. Although Novartis's drug failed, their significant effort in this indication speaks to the potential value of this orphan indication
   a. Provides a model for NE3107 clinical program for IBM; number of dose levels required TBD
   b. Novartis's phase 3 trial treated 80 subjects/dose level (3) + 60 placebo
6. Multi-billion dollar opportunity

SOURCE:

2. https://www.ncbi.nlm.nih.gov/pubmed/26453502

MARKET AND OPPORTUNITY

1. Multi-billion dollar market opportunity
2. Chronic condition; can last for years or be lifelong
3. Orphan drug indication

N1307: TREATMENT OF HEMATOLOGICAL CANCERS

RATIONALE

1 Inclusion-Body Myositis (IBM) is an inflammatory myopathy with increased activation of inflammatory pathways and Scientific literature suggests NE3107's activity to decrease inflammation, production of inflammatory cytokines, and ERK hyperactivation may be useful to decrease growth or metastasis and to increase killing of certain cancers

2 Inflammatory factors have long been known to promote cancer, but anti-inflammatory agents are generally immunosuppressive and decrease important immune responses against cancer cells. NE3107 is not immunosuppressive.

3 NE3107 has a safety, drug-drug interaction, and tolerability profile that would promote acceptance if active.

4 The potential for NE3107 anti-cancer activity has the strongest foundation in hematological cancers, where NE3107 may act directly against the cancer cell to decrease uncontrolled growth and promote cancer cell death (apoptosis) as well as decreasing inflammatory cytokine production (growth factors for the cancer) in surrounding cells

SOURCE:

1. http://www.myositis.org/storage/documents/IBMbrochure1.pdf
2. https://www.cancer.gov/about-cancer/causes- prevention/risk/chronic-inflammation

MARKET AND OPPORTUNITY

1 Multiple Myeloma is leading choice for POC

a. Approximately 30,000 new cases in US each year

b. The position of NE3107 in treatment/relapse sequence has not been established

1 Expansion to other hematological cancers would be expected

2 The global market for cancer hit $100 billion in 2015

SOURCE:

3. https://www.forbes.com/sites/matthewherper/2015/05/05/cancer-drug- sales-approach- 100-billion-and-could- increase-50- by-2018/

USE OF FUNDS

Assuming the sale by us of the Maximum Offering of $49,999,998 and assuming average estimated selling commissions of 8% on the sale of all 8,333,333 Shares being offered and other Offering related expenses, including without limitation, advertising and marketing expenses, media expenses, website posting fees, and professional fees, estimated to be as much as $3,000,000, we estimate that our net proceeds will be $43,000,000 which we currently intend to use as set forth below. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following table represents management's best estimate of the uses of the net proceeds received from the sale of Common Stock assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock shares offered for sale in this Offering.

		100%		75%		50%		25%
Clinical Studies	$	33,200,000	$	24,100,000	$	15,100,000	$	6,000,000
Clinical & Regulatory Support	$	1,500,000	$	1,175,000	$	750,000	$	425,000
Research & Development	$	1,000,000	$	750,000	$	500,000	$	250,000
SG&A Expenses and Working Capital(1)	$	4,885,000	$	3,663,750	$	2,442,500	$	1,221,250
Drug Inventor	$	2,200,000	$	1,650,000	$	1,100,000	$	550,000
Intellectual Property Related Expenses	$	215,000	$	161,251	$	107,501	$	53,752
TOTAL	**$**	**43,000,000**	**$**	**31,500,000**	**$**	**20,000,001**	**$**	**8,500,002**

(1) Includes up to $1,200,000 that will be used to pay annual salaries and related compensation of executive officers and directors of the Company, who will commence full-time employment upon the successful completion of this Offering, pursuant to the terms of the draft employment arrangements with such persons. We do not currently have employment agreements with our executive officers but intend to enter into formal employment agreements upon completion of this Offering. See "Management – Executive Compensation" elsewhere in this Offering Circular.

Figures based on 100% of offering sold

REASONS TO INVEST IN NEURMEDIX

- Therapeutic and development focus on unmet medical needs in neurological diseases
- Compelling product candidates with novel, first-in-class MOA, human clinical safety database, clinical activity demonstrated in metabolic disease
- Multiple value driving near-term clinical development milestones



WWW.NEURMEDIXIPO.COM

NeurMedix INC.

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This video may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "belief," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Before investing, one should carefully read the offering circular contained in the Company's offering statement, which may be found at www.neurmedixipo.com.

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An offering circular regarding this offering has been filed with the SEC. The SEC has qualified that offering circular, which only means that the Company may make sales of the securities described in the offering circular. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering circular. You may obtain a copy of the offering circular at www.neurmedixipo.com. You should read the offering circular before making any investment.